Mr. Richard D. Falcone
Chief Financial Officer
The A Consulting Team, Inc.
200 Park Avenue South
New York, NY 10003

								April 19, 2005

RE:		The A Consulting Team, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 35, 2005


Dear. Mr. Falcone:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David A. R. Evans
Salem Communications Corporation
November 29, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE